FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker              / 6. Relationship of Reporting Person(s) to Issuer
                                        /    or Trading Symbol                   /    (Check all applicable)
                                        /                                        /
                                        /                                        /     X   Director             X   10% Owner
                                        /                                        /     X   Officer             ___  Other
                                        /                                        /         (give title below)       (specify below)
                                        /                                        /
Kircher,      Stephen                   /    International DisplayWorks, Inc.    /     Chairman and Chief Executive Officer
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS or           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Social Security  /    (Month/Year)  /    (Check Applicable Line)
c/o International DisplayWorks, Inc.    /    Number of        /                  /
599 Menlo Drive, Suite 200              /    Reporting Person /     12/2000      /     X  Form filed by one Reporting Person
----------------------------------------/                     /------------------/
(Street)                                /                     / 5. If Amendment, /    ___ Form filed by more than One
                                        /                     /    Date of       /        Reporting Person
                                        /                     /    Original      /
Rocklin,                CA      95765   /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /                  /
-----------------------------------------------------------------------------------------------------------------------------------



                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A)      /   5. Amount of      /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)           /      Securities     /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3,4 and 5)           /      Beneficially   /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /-------------------------------------------------/      Owned at End   /   or          /    Ownership
             /            / Code  /  V   /  Amount     /(A) or (D)/  Price  /      of Month       /   Indirect(I) /    (Instr.4)
             /            /       /      /             /          /         /     (Inst. 3 and 4) /   (Instr.4)   /
====================================================================================================================================
Common Stock      (1)       J(2)           469,692          D          -             35,000               I          Held by Capital
                                                                                                                     Bay Securities
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                      2,000,000               D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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


FORM 4 (continued)



                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Con-    /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature
Derivative  / version / action  / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /    of
Security    /   or    / Date    / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / form of/  Indirect
(Instr. 3)  / exercise/ (Mo.    /(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Beneficial
            / Price of/  Day    /        / (A) or     /      Date       /  (Instr. 3,4) / Secu-  / Secu-  / ative  /  Ownership
            /   of    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Deriv-  /         /        / of (D)     /                 /               /(Inst.4)/ Benefi-/ rity:  /
            / ative   /         /        /(Inst.3,4,5)/                 /               /        / cially / Direct /
            / Secu-   /         /--------/------------/-----------------/---------------/        / Owned  / (D)    /
            / rity    /         /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /    /   /      /     / Exer-  /  ation /       / or    /        / of     / (I)    /
            /         /         /    /   /      /     / cisable/  Date  /       /No. of /        / Month  /(Inst.4)/
            /         /         /    /   /      /     /        /        /       /shares /        /(Inst.4)/        /
====================================================================================================================================

 Warrants to  $.75     12/22/00   A       19,861       12/22/00 12/22/05 Common  19,861     (3)                D         N/A
  Purchase                                                               Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to  $1.50     9/10/00   A       21,000         Now     9/15/05 Common  21,000     ----               D         N/A
  Purchase                                                               Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to  $0.36    10/11/01   A      100,000      10/11/01  10/10/01 Common 100,000     ----               D         N/A
  purchase                                                               Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to   $.75      (1)     J(4)    295,000        Now      1/31/05 Common 295,000     ----  435,861(5)   D         N/A
  Purchase                                                               Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to   $.75      (1)     J(6)           295,000 Now      1/31/05 Common 295,000     ----               I       By Capital
  Purchase                                                               Stock                                         Bay
Common Stock                                                                                                           Securities,
                                                                                                                       Inc.
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to   $.75    2/28/01    G       75,000        Now      1/31/05 Common  75,000     ----               I       By Capital
  Purchase                                                               Stock                                         Bay
Common Stock                                                                                                           Securities,
                                                                                                                       Inc.
------------------------------------------------------------------------------------------------------------------------------------
 Warrants to   $.75      (1)     J(6)           285,000 Now      1/31/05 Common 285,000     ----   75,000      I       By Capital
  Purchase                                                               Stock                                         Bay
Common Stock                                                                                                           Securities,
                                                                                                                       Inc.
------------------------------------------------------------------------------------------------------------------------------------
 Options to    $.75    12/20/00   A       10,000        (7)     12/20/05 Common  10,000     ----   85,000      D       N/A
  Purchase                                                               Stock
Common Stock
====================================================================================================================================

Explanation of Responses:

1) Transactions occurred between February 24, 2001 and May 4, 2001.

2) Represents Distributions of Common Shares to underlying beneficial owners, including 184,700 held in Managed accounts which the reporting Person has disclaimed beneficial ownership.

3) Unit including a one year $99,303.50 promissory note at 12.68% per annum and warrants to purchase 19,861 shares of common stock was purchased for $99,303.50.

4) Represents change in form of ownership only.

5) Since the Reporting Person's last report, warrants to purchase 295,000 shares of Common Stock previously held by Capital Bay
   Securities have been distributed and are now directly owned.

6) Represents Distributions of Warrants to underlying beneficial owners.

7) Vesting schedule for options:

   2,500 shares - immediately
   2,500 shares - 12/31/00
   2,500 shares - 12/31/01
   2,500 shares - 12/31/02

                                                                                  /S/ STEPHEN KIRCHER                  April 4, 2002
                                                                                  --------------------------------     -------------
                                                                                  Signature of Reporting Person        Date

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**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.